                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                              _______________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 9)


                              Grow Group, Inc.
                              (Name of issuer)


                   Common Stock, par value $.10 per share
                       (Title of class of securities)

                                399820-10-9
                               (CUSIP Number)


                            Jose Gregorio Garcia
                   Corimon, S.A.C.A., Calle Hans Neumann
                 Edificion Corimon, Los Cortijos de Lourdes
                 Caracas, Venezuela 0171  011 (582) 203-5560
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                              August 10, 1994
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 30 pages)

- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 2 of 30 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon Corporation
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)  [  ]
                                                      (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,025,341 shares
    SHARES  ---------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ---------------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON               4,025,341 shares
    WITH          ---------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,341 shares
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            CO
- ------------------------------------------------------------


*    SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH
     SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
     ATTESTATION.

- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 3 of 30 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon International Holdings Limited
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [  ]
                                                 (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

      Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,025,341 shares
    SHARES  ---------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ---------------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON               4,025,341 shares
    WITH          ---------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,341 shares (possible indirect beneficial
            ownership)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC, CO
- ------------------------------------------------------------

- --------------------                                  ---------------------
CUSIP NO.  399820-10-9              13D                  Page 4 of 30 Pages
- --------------------                                  ---------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corimon, S.A.C.A.
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [  ]
                                                 (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

     Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Venezuela
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             4,025,341 shares
    SHARES  ---------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ---------------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON               4,025,341 shares
    WITH          ---------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            4,025,341 shares (possible indirect beneficial
            ownership)
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.00%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
            HC, CO
- ------------------------------------------------------------

Item 1      Security and Issuer

            This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of Grow Group, Inc., a New York corporation,

(the "Company").  The principal executive offices of the Company are located at 200 Park Avenue, New York, New York 10166.



Item 2      Identity and Background

            This statement is filed on behalf of Corimon Corporation, a

Delaware corporation ("Corimon Corp."), which is a wholly-owned subsidiary of Corimon International Holdings Limited, a Cayman Islands corporation

("Holdings"), which is a wholly-owned subsidiary of Corimon, S.A.C.A., a

Venezuelan corporation ("Corimon").  The principal executive offices of

Corimon Corp., Holdings and Corimon are located at Edificio Corimon, Calle

Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela.  Corimon Corp.,

Holdings and Corimon are herein referred to collectively as the "Reporting

Persons."

            Corimon is a Venezuelan holding company with multinational operations principally in the paint, coatings and related products industries, and regional operations principally in the food and packaging industries.

            Holdings is a holding company whose principal activity is

holding stock in various subsidiaries of Corimon, its parent.

            Corimon Corp. is a holding company whose principal activity is holding stock in various subsidiaries of Corimon, its parent, which include shares of Common Stock.

            The names, business addresses, principal occupations or

employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) and citizenship of the directors and executive officers of

Corimon Corp., Holdings and Corimon are set forth in Schedules A, B and C,

respectively, attached hereto and are incorporated herein by reference.

            None of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons,

any of the persons named in Schedules A, B and C attached hereto has,

during the last five years, been convicted in any criminal proceeding

(excluding traffic violations or similar misdemeanors).

            None of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons,

any of the persons named in Schedules A, B and C attached hereto was,

during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or
state securities laws or finding any violation with respect to such laws.



Item 3      Source and Amount of Funds and Other Consideration

            Not applicable.



Item 4      Purpose of Transaction

            The following descriptions of the Credit Agreement, Security

Agreement, Parent Guarantee, Stock Purchase Agreement, Standstill Agreement

and Registration Rights Agreement are subject to and qualified in their entirety by reference to Exhibits 1, 2, 3 and 7 (including Exhibits C and D to Exhibit 7) which are incorporated herein by reference.



Credit Agreement

            Pursuant to the Credit Agreement, The Chase Manhattan Bank

(National Association) (the "Bank") has agreed to make loans ("Loans") to

Corimon Corp. and to issue letters of credit (each, a "Letter of Credit")

for the account of Corimon Corp., Corimon or any subsidiary of Corimon.

The  aggregate principal amount of all Loans, together with the aggregate principal amount of all Letter of Credit liabilities will not exceed the amount of the commitment (the "Commitment") as in effect from time to time.

In addition, the outstanding aggregate amount of all

Letter of Credit liabilities may not exceed $5,000,000.  At August 10,

1994, the Commitment was $15,000,000, and the Bank's commitment to make loans will expire on February 10, 1995 (the "Commitment Termination

Date").  The expiration date of any Letter of Credit may not extend beyond the Commitment Termination Date in effect when such Letter of Credit was issued.  In addition, each Loan matures on the Commitment Termination Date.

Corimon Corp. has pledged Common Stock (as more fully described below) as collateral for the Loans and Letter of Credit liabilities.

            The aggregate unpaid principal amount of the Loans plus the aggregate unpaid amount of all Letter of Credit liabilities must at all times exceed 50% of the Market Value (as defined in the Credit Agreement)

of the Common Stock pledged under and in accordance with the Security

Agreement (as described below).  In the event that the Market Value of the pledged Common Stock decreases below the required value, Corimon Corp. must

(a) prepay the Loans (or, after prepayment of all outstanding Loans,

provide cover for Letter of Credit liabilities) and/or (b) pledge additional Common Stock.  In no event may Corimon Corp. pledge Common Stock

(a) that is subject to the Stock Purchase Agreement (as described below) or

(b) if, after giving effect to such pledge, the aggregate number of shares of Common Stock pledged would exceed 10% of the issued and outstanding shares of Common Stock of the Company.

            Corimon Corp. has agreed, among other things, to a limitation on liens and not to declare or make any Dividend Payment (as defined in the

Credit Agreement) at any time.



Security Agreement

            Pursuant to the Security Agreement, Corimon Corp. agreed to pledge and grant to the Bank a security interest in all of its right, title and interest in (a) 1,713,341 shares of Common Stock, (b) all shares,

securities, moneys or property representing a dividend, distribution or return of capital upon or in respect of the pledged shares of Common Stock or otherwise received in exchange therefor, and any subscription warrants,

rights or options issued to the holders of, or otherwise in respect of the pledged shares of Common Stock, (c) in the event of any consolidation or merger in which the Company is not the surviving corporation, all shares of each class of the capital stock of the successor corporation, (d) the balance from time to time in the Collateral Account (as defined in the

Security Agreement) and (e) all proceeds of and to any of the property of

Corimon Corp. described in the (a), (b), (c) and (d), including, without limitation, all causes of action, claims and warranties now or hereafter held by Corimon Corp. in respect of any of (a), (b), (c) or (d).  Unless and until an Event of Default (as defined in the Security Agreement) has occurred and is continuing, the Corimon Corp. will be entitled to receive and retain any dividends on the Collateral (as defined in the Security Agreement) paid in cash out of earned surplus.

            Corimon Corp. must at all times cause the Market Value of the shares of Common Stock pledged under and in accordance with the Security

Agreement to be at least equal to 200% of the sum of (i) the aggregate unpaid principal amount of the Loans plus (ii) the aggregate amount of the

Letter of Credit liabilities.

            Under the Security Agreement, Corimon Corp.  maintains the right to exercise all voting, consensual and other powers of ownership pertaining to any collateral for all purposes not inconsistent with the terms of the Security Agreement, the Credit Agreement, the Note issued pursuant to the Credit Agreement or any other instrument or agreement referred to in the Security Agreement or the Credit Agreement so long as no

Event of Default has occurred and be continuing.  If any Event of Default occurs and so long as it continues, Corimon Corp. must, at the request of the Bank, request the Company to register under the Securities Act of 1933,

as amended, the shares of Common Stock pledged by Corimon Corp. for offering and sale in such manner as the Bank specifies.

Parent Guarantee

            Pursuant to the Parent Guarantee, Corimon guaranteed the

payment of principal and interest of all Loans and all Reimbursement

Obligations (as defined in the Credit Agreement) and interest thereon and any other amounts due (the "Guaranteed Obligations") under the Credit

Agreement and the Note.

            The obligations of Corimon under the Parent Guarantee are

direct and unconditional general obligations of Corimon and rank pari passu with all of its other unsecured Indebtedness (as defined in the Credit

Agreement).  Until the payment and satisfaction in full of the Guaranteed

Obligations and the expiration and termination of the Commitment and all

Letter of Credit liabilities of the Bank under the Credit Agreement,

Corimon has agreed, among other things, that, without the consent of the

Bank, it will not, nor will it permit Corimon Corp. or any other subsidiary of Corimon, to request the Company to register any Registrable Securities

(as defined in the Registration Rights Agreement).




Stock Purchase Agreement

            Pursuant to the Stock Purchase Agreement, Corimon Corp.

purchased 2,312,000 newly issued shares of the Common

Stock (the "Shares") at a purchase price of $16.75 per share or an aggregate purchase price of $38,726,000.

            Under the Stock Purchase Agreement, as long as Corimon is

entitled to have at least one of its representatives on the Board of the

Company pursuant to the Standstill Agreement (the "Representation Period"),

as more fully described below, (A) Corimon is entitled to have its representative attend meetings of the Safety, Health and Environmental

Committee of the Company and (B) the Company is entitled to have its representative attend meetings of the Environmental Committee of Corimon.

            During the Representation Period, the Company and Corimon have agreed to discuss in good faith cross-licenses of patents and know-how;

joint funding, direction and use of research and development; exchanges of staff-level managers; exchanges and cross-training of personnel; agreements providing for the joint development of architectural and marine paint markets in South America, Central America and the Caribbean; and agreements designed to reduce their costs of doing business.  Corimon and the Company have also agreed to explore the possibility of joint acquisitions of paint companies in Brazil and elsewhere in South America.



Standstill Agreement

            The Standstill Agreement will be effective from the date of the

Closing pursuant to the Stock Purchase

Agreement (the "Effective Date") until the earlier of (a) the date of the

Company's 1995 Annual Meeting or (b) October 31, 1995, but, if a Change of

Control (as defined in the Standstill Agreement) of Corimon has occurred,

then the later of (i) the two dates set forth in clauses (a) and (b) above or (ii) the third anniversary of the date of the Change of Control of

Corimon, unless Corimon or Corimon Corp. (the "Shareholders") specify a termination date in a Termination Notice (as defined below) delivered pursuant to Section 3.1(e) of the Standstill Agreement in connection with a

Change of Control of the Company (the "Standstill Termination Date"; and

the period from the Effective Date to the Standstill Termination Date is

referred to as the "Standstill Period").

                  During the Standstill Period, but subject to certain

reductions as more particularly described below, the Shareholders are entitled to two representatives on the Board of Directors ("Shareholder

Designees") and will be entitled to a third Shareholder Designee if for

60 consecutive days the Shareholders beneficially own greater than 27.5% of

Voting Securities (as defined in the Standstill Agreement) of the Company.

Shareholder Designees, other than executive officers of Corimon, shall be reasonably acceptable to a majority of the non-Shareholder Designee Board members.

                  Pursuant to the Standstill Agreement, the Company

increased the size of the Board from eleven (11) to twelve (12) members.

                  If the Shareholders become entitled to a third

Shareholder Designee as described above, the third Shareholder Designee shall be nominated no later than the first Annual Meeting following the

Shareholders' entitlement to, and request for, such third Shareholder

Designee other than an Annual Meeting to be held within 45 days of such request, and in no event earlier than the 1993 Annual Meeting.  During the time that the Shareholders are entitled to a third Shareholder Designee,

such third Shareholder Designee, if not yet serving on the board, shall be entitled to attend Board meetings as an observer.

                  The Company agrees to support the election to the Board

of any Shareholder Designee entitled to serve thereon pursuant to the

Standstill Agreement.  And if any Shareholder Designee's term as a director would expire before the Standstill Termination Date, the Company shall nominate such Shareholder Designee for an additional term not to expire prior to the Standstill Termination Date.

                  The Shareholders' entitlement to three Shareholder

Designees is subject to reduction by the Company's Board in the following events:

                  1.    If at any time the Shareholders' and their

                  Affiliates' aggregate ownership of shares of

                  Voting Securities is less than 25% of the outstanding

                  Voting Securities and three Shareholder Designees are on

                  the Board, the Shareholders shall be entitled to only two

                  Shareholder Designees;

                  2.    If at any time the Shareholders' and their

                  Affiliates' aggregate ownership of Voting Securities is

                  less than 16% of the outstanding Voting Securities, the

                  Shareholders shall be entitled to only one Shareholder

                  Designee on the Board; or

                  3.    If at any time the Shareholders' and their

                  Affiliates' aggregate ownership of Voting Securities is

                  less than 8% of the outstanding Voting Securities, the

                  Shareholders shall not be entitled to any Shareholder

                  Designees on the Board

provided, however, that if the failure to meet the minimum ownership conditions set forth in paragraphs 1, 2 and 3 above is solely the result of the issuance by the Company of additional Voting Securities, the

Shareholders and their Affiliates shall not be deemed to have failed to meet such minimum ownership condition until such time thereafter that they sell, transfer or dispose of any Voting Securities and immediately after such sale, transfer or disposition fail to meet any such minimum ownership condition.  At any time after the failure by the Shareholders to meet a minimum ownership condition, the Board may request, and within five days thereafter shall receive, the resignation from the

Board of the Shareholder Designee no longer entitled to serve on the Board.

                  The Shareholder Designees on the Board shall be entitled

to one membership on each of the Audit Committee and the Compensation

Committee.

                  During the Standstill Period, the shareholders agree

that, without a prior written resolution by a majority of the non-Shareholder Designee Board members, the Shareholders will not, and will cause their Affiliates not to:

                   A.   acquire, in any way or by any means (except by way

                  of stock dividends or other distributions or offerings

                  made available to holders of Voting Securities

                  generally), any Voting Securities, provided that the

                  Shareholders and their Affiliates may acquire additional

                  Voting Securities through open market purchases and

                  privately-negotiated transactions as long as the

                  Shareholders and their Affiliates, as a result thereof,

                  would not in the aggregate beneficially own more than 28%

                  of the outstanding Voting Securities and subject to the

                  condition that Purchaser or any Affiliate of the

                  Shareholders may acquire and hold Voting Securities only

                  if at all times (x) Purchaser or such Affiliate is an

                  indirect or direct wholly-owned subsidiary of Corimon,

                  (y) such subsidiary's voting securities
                  and the shares of each subsidiary in the chain of

                  ownership of such subsidiary are held by its parent

                  corporation free of any encumbrances and (z) such

                  subsidiary has agreed in writing to be bound by all terms

                  and conditions of the Standstill Agreement;

                  B.    make or participate in any proxy or consent

                  solicitation, shareholder proposal action or vote

                  influence action;

                  C.    be involved in any way in any business combination,

                  securities transaction, asset sale or reorganization

                  involving the Company except as permitted pursuant to

                  paragraph A above and Section 4.1 of the Standstill

                  Agreement;

                  D.    participate in any way in a group (as defined in

                  the Securities Exchange Act of 1934, as amended

                  ("Exchange Act")) with respect to any Voting Securities

                  other than groups consisting of the Shareholders and

                  their Affiliates;

                  E.    cause any Voting Securities to be subject to any

                  voting arrangement except as set forth in Section 3.4 of

                  the Standstill Agreement;

                  F.    execute any written consent concerning the Company

                  or the Voting Securities except as set forth in Section

                  3.4 of the Standstill Agreement;

                  G.    act to control or influence the Company's

                  management, Board or policies;

                  H.    seek representation on the Board except as allowed

                  by the Standstill Agreement; or

                  I.    publicly discuss, or propose or disclose anything

                  inconsistent with, any of the foregoing

provided that, if the aggregate Voting Securities beneficially owned by the

Shareholders and their Affiliates is increased to greater than 28% of the outstanding Voting Securities solely due to a recapitalization, share repurchase or any other action taken by the Company or its Affiliates, such increase shall not breach anything contained in paragraph A above or require disposal of any Voting Securities.

                  The restrictions set forth above shall not affect in any

way Shareholder Designees acting lawfully in their capacities as directors of the Company or in connection with any business relationship or prospective business relationship between Corimon and the Company (or their subsidiaries).  In addition, notwithstanding any of the foregoing, if during the Standstill Period the Board approves or recommends a Takeover

Proposal (as defined in the Standstill Agreement), the Shareholders and their Affiliates may make a competing Takeover Proposal.  Furthermore, upon a Change of Control of the Company (as defined in the Standstill

Agreement), the Shareholders shall have the right upon prior written notice (the "Termination Notice") to the Company at any time after such Change of Control to designate a Standstill

Termination Date earlier than that otherwise provided by the Standstill

Agreement provided that all Shareholder Designees resign from the Board by such designated Standstill Termination Date.

                  The Shareholders will inform the Company of any contacts

with third parties concerning a Takeover Proposal or any other business combination transaction involving the Company, its assets, businesses or securities.

                  During the Standstill Period, the Shareholders will, and

will cause their Affiliates to, be present in person or by proxy at all shareholder meetings and vote their Voting Securities in support of the

Board's recommendations for Board nominees and shareholder proposals

(except if any such proposal if approved would result in a Change of

Control of the Company).  Otherwise, the Shareholders and their Affiliates may vote their Voting Securities in their sole discretion on all other matters.

                  Prior to January 1, 1994 the Shareholders will not, and

will cause their Affiliates not to, without a prior written resolution by a majority of the non-Shareholder Designee Board members, transfer, pledge or encumber, in any way, any Voting Securities except sales to an Affiliate of the Shareholders, to the Company or to any person approved by the Board.

From January 1, 1994 through the Standstill

Termination Date, the Shareholders will not, and will cause their

Affiliates not to, without a prior written resolution by a majority of the non-Shareholder Designee Board members, transfer or encumber any Voting

Securities except for:

                  i.    sales of the type permitted prior to January 1,

                  1994;

                  ii.   sales pursuant to Rule 144 of the Securities Act of

                  1933, as amended (the "Securities Act");

                  iii.  sales pursuant to an underwritten public offering

                  in accordance with the Registration Rights Agreement; or

                  iv.   private sales exempt from registration under the

                  Securities Act;

provided, however, that no transfer pursuant to paragraphs ii, iii or iv above shall be made if, to the knowledge of the Shareholders and their

Affiliates, immediately after such transaction the transferor and its affiliates would beneficially own 3% or more of the Company's outstanding

Voting Securities; provided further, however, that the Shareholders or their Affiliates may pledge or grant a security interest in Voting

Securities other than the Shares in connection with bona fide indebtedness to a major brokerage firm or financial institution.

                  If, during the Standstill Period, the Company issues

Voting Securities for cash, the Company will give the Shareholders sufficient prior notice so that the Share-holders may participate in such issuance, at the same price and on the same terms and conditions as other purchasers, to enable the Shareholders and their Affiliates to maintain their ownership percentage.

                  If there is a Change of Control of the Shareholders

during the Standstill Period, the Company will have the option for 120 days after such Change of Control to buy all of the Shareholders' Voting

Securities, at a price based on the market price of the Voting Securities

(e.g., closing prices for 20 days preceding the date in question).



Registration Rights Agreement

                  Pursuant to the Registration Rights Agreement, after

January 1, 1994, the Company, upon the request of Corimon, Corimon Corp. or any affiliate of Corimon permitted to own Common Stock pursuant to the

Standstill Agreement (a "Holder") with respect to Registrable Securities

(as defined in the Registration Rights Agreement) held by such Holder, will use its best efforts to register under the Securities Act of 1933, as amended (the "Securities Act"), any of the shares of Registrable Securities which the Company has been requested to register by such Holder thereof.

The Company's obligation to register shares of Registrable Securities upon the request of a Holder shall expire after registration statements filed pursuant to such requests shall have become effective, in accordance with the requirements of the Registration Rights

Agreement, on two separate occasions.

                  The Company has also granted the Holders certain

"piggyback" registration rights with respect to the Registrable Securities.

                  The Reporting Persons intend to review continuously their

equity investment in the Company.  Depending upon their ongoing evaluation of the Company's business and prospects and upon future developments

(including, but not limited to, performance of the Common Stock in the market, availability of funds and alternative uses thereof, and money,

stock market and general economic conditions), Corimon Corp. or Corimon,

depending upon such evaluation, (a) may dispose of, or purchase additional,

shares of Common Stock, in each case as permitted by the Standstill

Agreement, as described above in this Item 4, and take such other actions with respect to the Company, the Common Stock and other securities of the

Company as permitted under the Stock Purchase Agreement, the Standstill

Agreement and the Registration Rights Agreement and (b) may, at the end of

the Standstill Period, propose a transaction pursuant to which Corimon or

Corimon Corp. would acquire control of the Company.

                  Except as set forth herein, none of the Reporting Persons

nor any other person controlling the Reporting Persons, nor, to the best of their knowledge, any person
named in Schedules A, B and C attached hereto has any plans or proposals which relate to or would result in:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present

Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;

(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the

Company by any person; (viii) causing any class of securities of the

Company to be delisted from the New York Stock Exchange; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of

1934, as amended; or (x) any action similar to any of those enumerated in this Item 4.



Item 5.     Interest in Securities of the Issuer

                  (a).  Corimon Corp. is the direct beneficial owner of

4,025,341 shares (the "Total Shares") of Common Stock

(approximately 25% of the aggregate number of shares of Common Stock outstanding).  The foregoing percentage is calculated based on the

16,103,338 shares of Common Stock which the Company has represented to

Corimon Corp. and Corimon as being issued and outstanding as of the close of business on August 10, 1994.  By virtue of the relationships reported in

Item 2 of the Schedule 13D, each of Holdings and Corimon may be deemed to be the indirect beneficial owner of the Total Shares.  The filing of

Amendment No. 9 or of the Schedule 13D shall not be construed as an admission by Holdings or Corimon that it is the direct or indirect beneficial owner of the Total Shares.  Except as set forth herein and in the Schedule 13D, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C to the Schedule 13D beneficially owns any shares of Common Stock.

                  (b).  Subject to the provisions of the Standstill

Agreement, Corimon Corp. has the direct power to vote and to direct the disposition of the Total Shares of Common Stock acquired by it.  By virtue of the relationships described in Item 2 of the Schedule 13D, and subject to the provisions of the Standstill Agreement, each of Holdings and Corimon may be deemed to have and share the indirect power to vote and direct the disposition of the Total Shares of Common Stock acquired by Corimon Corp.

The filing of this Amendment

No. 9 or of the Schedule 13D shall not be construed as an admission by

Holdings or Corimon that it currently has the sole or shared power to vote or to direct the disposition of the Total Shares acquired by Corimon Corp.

Except as set forth herein and in the Schedule 13D, none of the Reporting

Persons has any sole or shared power to vote or to direct the vote of any

Common Stock nor sole or shared power to dispose of or direct the disposition of any Common Stock.

                  (c).  No transactions in the Common Stock have been

effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

                  (d).  Except as set forth herein, Corimon Corp. has the

right to receive, and power to direct the receipt of, dividends from, and proceeds from the sale of, the Total Shares acquired by it.  Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares of Common Stock.

                  (e).  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Corimon executed a Non-Disclosure Agreement on

December 6, 1991 (the "Non-Disclosure Agreement") in favor of the Company. Pursuant to the Non-Disclosure Agreement, Corimon agreed,

inter alia, that, for a period of five years from the date of the

Non-Disclosure Agreement, neither Corimon nor any of its affiliates,

including any person or entity directly or indirectly through one or more intermediaries, controlling Corimon or controlled by or under common control with Corimon, would purchase, offer or agree to purchase any securities or assets of the Company, enter, or agree to enter into any acquisition or other business combination, relating to the Company, or make, or induce any other entity to make or negotiate or otherwise deal with others for a tender or exchange offer of Shares of Common Stock of the

Company, solicit proxies, votes or consents other than for nominees selected by the Company's Board, and proposals recommended by the Company's

Board, or otherwise seek to acquire control of the Company unless such purchase, transaction, offer, agreement or proposal will have previously been approved by the Company's Board.  Pursuant to the Stock Purchase

Agreement, the Non-Disclosure Agreement survived the execution and delivery of the Stock Purchase Agreement.

                  Except as set forth in Item 4 above and elsewhere herein,

there are no contracts, arrangements, understandings or relationships

(legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the

Company.

Item 7.     Material to be Filed as Exhibits

        Exhibit 1         Stock Purchase Agreement, dated
                          July 21, 1992, by and among Corimon
                          Corporation, Corimon C.A. S.A.C.A. (now
                          Corimon, S.A.C.A.) and Grow Group, Inc.
                          filed with Schedule 13D, dated July 31,
                          1992.

        Exhibit 2 Standstill Agreement, dated July 21, 1992, by and among Grow Group, Inc., Corimon Corporation and Corimon S.A. S.A.C.A. (now Corimon, S.A.C.A.) filed with Schedule 13D, dated July 31, 1992.

        Exhibit 3 Registration Rights Agreement, dated August 7, 1992, by and between Grow Group, Inc. and Corimon C.A. S.A.C.A. (now Corimon, S.A.C.A.) filed with Amendment Number 1 to Schedule 13D, dated August 7, 1992.

        Exhibit 7         Credit Agreement, dated as of
                          August 10, 1994, between Corimon
                          Corporation and The Chase Manhattan
                          Bank, N.A. (the "Bank") (including
                          Parent Guarantee, dated August 10,
                          1994, between Corimon, S.A.C.A. and the
                          Bank, and the Security Agreement, dated
                          August 10, 1994, between Corimon Corp.
                          and the Bank, as Exhibits C and D,
                          respectively).

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORIMON CORPORATION


                                          By: /s/ Arthur W. Broslat
                                              Name:  Arthur W. Broslat
                                              Title: Director


                                          Date:  August 31, 1994

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORIMON INTERNATIONAL HOLDINGS
                                          LIMITED


                                          By: /s/ Arthur W. Broslat
                                              Name:  Arthur W. Broslat
                                              Title: President


                                          Date:  August 31, 1994

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CORIMON, S.A.C.A.


                                    By: /s/ Arthur W. Broslat
                                        Name:  Arthur W. Broslat
                                        Title: Executive Vice President


                                    By: /s/ Gustavo Mata-Borjas
                                        Name:  Gustavo Mata-Borjas
                                        Title: General Counsel


                                    Date:  August 31, 1994

                                           SCHEDULE A TO SCHEDULE 13D
                                                          Page 1 of 1



                            CORIMON CORPORATION
                      DIRECTORS AND EXECUTIVE OFFICERS


                  The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon Corporation are set forth below. The business address of each person whose principal occupation or employment is with Corimon Corporation or Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon Corporation. Each person named below is a citizen of Venezuela except Arthur W. Broslat, who is a citizen of the United States of America.

                             Principal Occupation/Employment
 Name                        and Business Address

 Arthur W. Broslat*          President and Principal Director
                             Corimon Corporation

                             AND

                             Executive Vice President and Chief Financial
                             Officer
                             Corimon, S.A.C.A.

 Dr. Gustavo Mata-Borjas     Secretary
                             Corimon Corporation

                             AND

                             Vice President and General Counsel
                             Corimon, S.A.C.A.

 Bertha S. De Almeyda*       Principal Director
                             Corimon Corporation

                             AND

                             General Manager
                             Corimon, S.A.C.A.

 Martha B. de Hernandez*     Principal Director
                             Corimon Corporation

                             AND

                             General Manager
                             Corimon, S.A.C.A.

                                           SCHEDULE B TO SCHEDULE 13D
                                                          Page 1 of 3



                   CORIMON INTERNATIONAL HOLDINGS LIMITED
                      DIRECTORS AND EXECUTIVE OFFICERS


                  The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon International Holdings Limited are set forth below. The business address of each person whose principal occupation or employment is with Corimon International Holdings Limited or Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon International Holdings Limited. Arthur W. Broslat is a citizen of the United States of America. Dr. Gustavo Mata-Borjas and Jose Luis Gomez Gomez are citizens of Venezuela. CMC Directors (Cayman) Ltd. is a corporation organized under the laws of the Cayman Islands whose principal business activity consists of acting as a director for various corporations, including Corimon International Holdings Limited. Corporate Management & Consultants (Cayman) Ltd. is a corporation organized under the laws of the Cayman Islands whose principal business activity involves the formation and management of corporations. The business addresses of CMC Directors (Cayman) Ltd. and of Corporate Management & Consultants (Cayman) Ltd. are set forth below.

                            Principal Occupation/Employment
Name                        and Business Address

Arthur W. Broslat*          President and Principal Director
                            Corimon International Holdings Limited

                            AND

                            Executive Vice President and Chief Financial
                            Officer
                            Corimon, S.A.C.A.

                                           SCHEDULE B TO SCHEDULE 13D
                                                          Page 2 of 3


                            Principal Occupation/Employment
Name                        and Business Address

Martha B. de Hernandez*     Principal Director
                            Corimon International Holdings Limited

                            AND

                            General Manager
                            Corimon, S.A.C.A.

Corporate Management
  & Consultants             Secretary
  (Cayman) Ltd.             Corimon International Holdings Limited
                            Elizabethan Square, 2nd floor
                            P.O. Box 847, George Town
                            Grand Cayman, Cayman Islands
                            British West Indies

Dr. Gustavo                 Principal Director
  Mata-Borjas*              Corimon International Holdings Limited

                            AND

                            Vice President and General Counsel
                            Corimon, S.A.C.A.

CMC Directors               Elizabethan Square, 2nd floor
  (Cayman) Ltd.             P.O. Box 847, George Town
                            Grand Cayman, Cayman Islands
                            British West Indies


                  With respect to Corporate Management & Consultants (Cayman) Ltd. and CMC Directors (Cayman) Ltd., the names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation in which such occupations or employment are conducted) of persons authorized as signatories for both of those corporations are set forth below. Hans Sluyser, Michael Jones and Robert Govaerts are directors of both CMC Directors (Cayman) Ltd. and Corporate Management & Consultants (Cayman) Ltd. Richard Gorther is an authorized representative for both CMC Directors (Cayman) Ltd. and Corporate Management & Consultants (Cayman) Ltd. Richard Gorther is a citizen of Australia, Hans Sluyser is a citizen of Netherlands, Michael Jones is a citizen of Jamaica and Robert Govaerts is a citizen of Canada.

                                           SCHEDULE B TO SCHEDULE 13D
                                                          Page 3 of 3



                            Principal Occupation/Employment
Name                        and Business Address

Richard Gorter              Managing Director
                            Trident Trust Company (Cayman) Limited
                            Elizabethan Square
                            Grand Cayman, Cayman Islands
                            British West Indies

Hans Sluyser                President
                            Corporate Trust (Curacao) N.V.
                            16 Pietermaai
                            Curacao, Netherlands Antilles

Michael Jones               Senior Vice President
                            Corporate Trust (Curacao) N.V.
                            16 Pietermaai
                            Curacao, Netherlands Antilles

Robert Govaerts             Managing Director
                            Corporate Trust (BVI) Limited
                            Road Town
                            Tortolla, British Virgin Islands

                                           SCHEDULE C TO SCHEDULE 13D
                                                          Page 1 of 2



                             Corimon, S.A.C.A.
                      DIRECTORS AND EXECUTIVE OFFICERS


                  The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon, S.A.C.A. are set forth below. The business address of each person whose principal occupation or employment is with Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon, S.A.C.A. Each person named below is a citizen of Venezuela, except
Arthur W. Broslat who is a citizen of the United States of America.

                            Principal Occupation/Employment
Name                        and Business Address

Hans Neumann*               Chairman Emeritus of the Board
                            Corimon, S.A.C.A.

Philippe Erard*             Chairman of the Board, President and
                              Chief Executive Officer
                            Corimon, S.A.C.A.

Jose Luis Gomez Gomez*      Executive Vice President
                            Corimon, S.A.C.A.

Arthur W. Broslat*          Executive Vice President and Chief Financial
                            Officer
                            Corimon, S.A.C.A.

Dr. Gustavo                 Vice President and General Counsel
  Mata-Borjas*              Corimon, S.A.C.A.

Eduardo J. Borberg*         Attorney
                            Member of D'Empaire, Reyna y Bermudez
                            Edificio Polar
                            Plaza Venezuela
                            Caracas, Venezuela

Ramon Illaramendi           Retired Chief Financial Officer and Member of
  Ochoteco*                 the Advisory Council
                            Corimon, S.A.C.A.

                                           SCHEDULE C TO SCHEDULE 13D
                                                          Page 2 of 2


                            Principal Occupation/Employment
Name                        and Business Address

Ramon Pinango*              Academic Director
                            I.E.S.A.
                            Calle IESA
                            San Bernardino
                            Caracas, Venezuela

Henrique Machado            President
  Zuloago*                  Sivensa S.A.I.C.A. S.A.C.A.
                            Torre America
                            Avenue Venezuela - Bello Monte
                            Caracas, Venezuela

Francisco G.                President
  Aguerrevere*              Electricidad de Caracas, C.A.
                            Edificio La Electricidad
                            Avenue Vollmer
                            San Bernardino
                            Caracas, Venezuela

Samuel Berner               Advisor to Swiss Bank in Venezuela

Enrique Permuy              Vice President
                            Corimon, S.A.C.A.

Teodosio Brea*              Attorney
                            Member of Allende & Brea
                            Argentina

Malcolm Caplan*             Attorney
                            Member of Baker & McKenzie
                            Venezuela

Moises Naim*                Senior Associate
                            Carnegie Endowment
                            Washington, D.C.

Luis Augusto Vegas-         Chairman of the Board and Chief
  Benedetti*                Financial Officer
                            Benedetti & Co.

Andre J. Cracco*            Division Manager
                            World Bank International Finance Corporation

Santos Cohen                Vice President and General Manager
                            Oxidor, Resimon and Cordetec

Rafael Lara                 Vice President and General Manager
                            MGC:  Montana Grafica-Convepal and Grafis

                             INDEX TO EXHIBITS

                                                             Sequentially
                                                               Numbered
Exhibit No.              Description                             Page

1                        Stock Purchase Agreement, dated
                         July 21, 1992, by and among
                         Corimon Corporation, Corimon C.A.
                         S.A.C.A. (now Corimon, S.A.C.A.)
                         and Grow Group, Inc. filed with
                         Schedule 13D amended hereby,
                         dated July 31, 1992.

2                        Standstill Agreement, dated
                         July 21, 1992, by and among Grow
                         Group, Inc., Corimon Corporation
                         and Corimon S.A. S.A.C.A. (now
                         Corimon, S.A.C.A.) filed with the
                         Schedule 13D amended hereby dated
                         July 31, 1992.

3                        Registration Rights Agreement,
                         dated August 7, 1992, by and
                         between Grow Group, Inc. and
                         Corimon C.A.  S.A.C.A. (now
                         Corimon, S.A.C.A.) filed with
                         Amendment Number 1, dated
                         August 7, 1992, to the
                         Schedule 13D amended hereto.

7                        Credit Agreement, dated as of
                         August 10, 1994, between Corimon
                         Corporation and The Chase
                         Manhattan Bank, N.A. (the "Bank")
                         (including Parent Guarantee,
                         dated August 10, 1994, between
                         Corimon, S.A.C.A. and the Bank,
                         and the Security Agreement, dated
                         August 10, 1994, between Corimon
                         Corp. and the Bank, as Exhibits C
                         and D, respectively).